SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                    ___________________________________
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)1

                              VWR CORPORATION
                   ------------------------------------
                             (Name of issuer)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                   ---------------------------------------
                      (Title of class of securities)

                                  918435 10 8
                   ----------------------------------------
                              (CUSIP number)

                           KLAUS H. JANDER, ESQ.
                              ROGERS & WELLS
                              200 PARK AVENUE
                         NEW YORK, NEW YORK 10166
                                  (212) 878-8001
                  -------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                   AUGUST 10, 1995
                  --------------------------------------------
          (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

               Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

                            (Page 1 of 4 Pages)

__________________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D

CUSIP No. 918435 10 8                              Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EM Laboratories, Incorporated
         13-3823759
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /_/
                                                        (b) /_/

3 SEC USE ONLY

4 SOURCE OF FUNDS*

           AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(c) OR 2(e) /_/

6 CITIZENSHIP OR PLACE OF ORGANIZATION

           New York


      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH

7 SOLE VOTING POWER

        2,785,196

8 SHARED VOTING POWER

        0

9 SOLE DISPOSITIVE POWER

        2,785,196

10 SHARED DISPOSITIVE POWER

        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON /_/

          2,785,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*  /_/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 20.1%

14 TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          The following is added to Item 4:

          EM Industries assigned its rights and obligations under the Common Share and Debenture Purchase Agreement, dated May 24, 1995, between EM Industries and the Issuer (the "Purchase Agreement") to EML pursuant to an Assignment and Assumption Agreement, dated June 16, 1995, between EM Industries and EML, a copy of which is attached hereto as Exhibit A. Such assignment is permitted by Section 14.6 of the Purchase Agreement and was contemplated by both parties when the Purchase Agreement was executed on May 24, 1995. After such assignment, EM Industries is jointly and severally liable for EML's performance under the Purchase Agreement.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER
          -----------------------------------------------------

          The following is added to Item 6:

          The parties to the Purchase Agreement entered into a written agreement, dated August 10, 1995 (the "Letter Agreement"), providing for the revision of Exhibit A (Form of Subordinated Debenture) of the Purchase Agreement, setting forth revised language for Section 2.1(b) of the Debenture. This revision is intended to make the form of Debenture comport with the understanding between the parties. The Letter Agreement also provides for the revision of Exhibit D (Form of Amendment to the Standstill Agreement, dated February 27, 1995, between EM Industries and the Issuer) of the Purchase Agreement, setting forth a revised definition of "Common Stock Equivalents." The latter revision is intended to make the Standstill Agreement comport with the understanding between the parties.
The Letter Agreement is attached hereto as Exhibit B.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS
          ---------------------------------

Exhibit A:Assignment and Assumption Agreement, dated June 16, 1995, by and between EM Industries, Incorporated and EM Laboratories, Incorporated.

Exhibit B:Letter Agreement dated August 10, 1995, signed by Jerrold B.
          Harris, President and Chief Executive Officer of the Issuer, and acknowledged by Walter W. Zywottek, President and Chief Executive Officer of EM Industries, Incorporated and EM Laboratories, Incorporated setting forth the parties' agreement to revise Exhibit A and Exhibit D to the Purchase Agreement.


                                 PAGE 3 OF 4 PAGES

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  August 10, 1995




                              EM LABORATORIES, INCORPORATED

                              By: /s/ Stephen J. Kunst
                              Name:  Stephen J. Kunst
                              Title:  Secretary

EXHIBIT A

ASSIGNMENT AND ASSUMPTION AGREEMENT, dated June 16, 1995, by and between EM Industries, Incorporated and EM Laboratories, Incorporated.

               ASSIGNMENT AND ASSUMPTION AGREEMENT


          THIS AGREEMENT, dated the 16th day of June, 1995, by and between EM INDUSTRIES, INCORPORATED, a New York Corporation ("EM Industries"), and EM LABORATORIES, INCORPORATED ("EM Laboratories"), a New York Corporation:

                       W I T N E S S E T H

          WHEREAS, EM Industries and VWR Corporation ("VWR") have entered into a Common Share and Debenture Purchase Agreement, dated May 24, 1995 (the "Purchase Agreement"), pursuant to which VWR has agreed to issue and sell to EM Industries on the Closing Date (as defined in the Purchase Agreement) an aggregate of 6,832,797 shares of the authorized but unissued Common Shares of VWR at a purchase price of $12.44 per share and a subordinated debenture in the principal amount of $135,000,000;

          WHEREAS, Section 14.6 of the Purchase Agreement provides:

          "Assignment; Successors. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and permitted assigns of the parties hereto. The
          Company may not assign its rights and delegate its duties and obligations under this Agreement without the prior written consent of the Purchaser, and the Purchaser may not assign its rights or delegate its duties and obligations under this Agreement without the prior written consent of the Company and, in the absence of such consent, any such purported assignment or delegation shall be void; provided, however, that the Purchaser may assign its rights and delegate its duties and obligations under this Agreement and the Debenture without such consent to an Affiliate of the Purchaser, which Affiliate (referred to herein as the "Assignee") may, following duly authorized execution and delivery of an agreement assuming the obligations of the Purchaser hereunder reasonably satisfactory to the Company, accept title to the Purchased Shares, Debenture and/or Debenture Shares. In the event that the Purchaser assigns its rights and delegates all of its obligations under this Agreement or the Debenture in accordance with this Section, all references to the Purchaser herein shall refer to the Assignee as well as to the Purchaser and the Purchaser shall be jointly and severally liable with the Assignee for the performance of its obligations hereunder."

          WHEREAS, EM Laboratories is a wholly-owned subsidiary and Affiliate (as defined in the Purchase Agreement) of EM Industries;

          NOW, THEREFORE, in consideration of valuable consideration, receipt of which is hereby acknowledged, as payment in full for the rights, obligations, and claims hereby transferred, and of the agreements herein contained, the parties hereby agree as follows:

          SECTION 1.Assignment and Assumption of Rights

          1.1. EM Industries hereby assigns and transfers all of its rights under the Purchase Agreement to EM Laboratories.

          1.2. EM Laboratories hereby accepts all of EM Industries's assigned and transferred rights under the Purchase Agreement from EM Industries.

          SECTION 2.Delegation and Assumption of Obligations

          2.1. EM Industries hereby delegates all of its obligations and duties under the Purchase Agreement to EM Laboratories except that, as provided in Section 14.6 of the Purchase Agreement, EM Industries shall be jointly and severally liable with EM Laboratories for the performance of the obligations of EM Laboratories under the Purchase Agreement.

          2.2. EM Laboratories hereby accepts and assumes all of the obligations and duties of EM Industries under the Purchase Agreement and agrees to perform and discharge the same in accordance with the terms thereof.

          SECTION 3.Miscellaneous

          3.1. A copy of this Agreement shall be delivered to VWR and VWR shall be entitled to rely on the undertakings herein made.

          3.2. This Agreement shall be governed by, and construed exclusively in accordance with, the laws of the State of New York, without reference to its conflict of laws principles.

          IN WITNESS WHEREOF, the parties have duly executed this Assignment and Assumption Agreement on the date first above written.




                              EM INDUSTRIES, INCORPORATED


                              By: /s/ Walter W. Zywottek
                              Name:  Walter W. Zywottek
                              Title:  President and Chief Executive Officer




                              EM LABORATORIES, INCORPORATED


                              By: /s/ Walter W. Zywottek
                              Name:  Walter W. Zywottek
                              Title:  President and Chief Executive Officer

EXHIBIT B

LETTER AGREEMENT dated August 10, 1995, signed by Jerrold B. Harris, President and Chief Executive Officer of the Issuer, and acknowledged by Walter W. Zywottek, President and Chief Executive Officer of EM Industries, Incorporated and EM Laboratories, Incorporated setting forth the parties' agreement to revise Exhibit A and Exhibit D to the Purchase Agreement.

                         VWR Corporation
                       1310 Goshen Parkway
                West Chester, Pennsylvania  19380



                                   August 10, 1995


EM Industries, Incorporated
5 Skyline Drive
Hawthorne, New York  10532

EM Laboratories, Incorporated
5 Skyline Drive
Hawthorne, New York  10532


Gentlemen:

          Reference is made to that certain Common Share and Debenture Purchase Agreement, dated May 24, 1995 (the "Securities Purchase Agreement"), between VWR Corporation ("VWR") and EM Industries, Incorporated ("EMI"). This letter hereby confirms that, pursuant to Section 14.6 of the Securities Purchase Agreement, EMI has assigned its rights and obligations under the Securities Purchase Agreement to its wholly owned subsidiary EM Laboratories, Incorporated ("EML").

          Exhibit A to the Securities Purchase Agreement is a Form of Subordinated Debenture. This letter hereby confirms that Section 2.1(b) of Exhibit A to the Securities Purchase Agreement shall be revised to read in its entirety:

"(b) Beginning on the first Interest Payment Date and on each subsequent Interest Payment Date occurring on or before the Final Debenture Share Delivery Date (as defined below), subject to clauses (1) and (2) of this paragraph (b), the Company shall pay interest to the Holder in the form of the aggregate number of Common Shares equivalent to the dollar value of the interest due and payable on such Interest Payment Date (collectively, the "Debenture Shares"), at an issue price deemed to be $12.44 per share (the "Debenture Share Issue Price"), until such time (the "Final Debenture Share Delivery Date") as the Company shall have issued and the Holder shall have received the aggregate number of Debenture Shares needed to increase the total number of Common Shares held by the Holder and its Affiliates, taking into account the Holder's receipt of such Debenture Shares on such date, to 49.89% of the total issued and outstanding Common Shares on such date."

          Exhibit D to the Securities Purchase Agreement is a Form of Amendment (the "Amendment") to the Standstill Agreement, dated February 27, 1995 (the "Standstill Agreement") between VWR and EMI. The rights and obligations of EMI under the Standstill Agreement have been assigned to, and assumed by, EML. This letter hereby confirms that the following language shall be added to the end of Section 3 of the Amendment, as it appears as Exhibit D to the Securities Purchase Agreement:

"Section 1.10 of the Agreement, which shall be renumbered Section 1.12 as a result of the amendments set forth in this Section 3, shall be amended to read, in its entirety, as follows:

"1.12. Common Stock Equivalents. 'Common Stock Equivalents' means the sum of the following, determined at any time during the term of this Agreement: (a) the total number of shares of issued and outstanding Common Stock, plus (b) the number of votes which may be cast for the election of directors (whether directly or by formula) as a result of ownership of any Voting Securities other than Common Stock; provided, however, that the votes described in (b) above shall not be included in Common Stock Equivalents until the Voting Securities other than Common Stock are able to be voted for the election of directors."

          If the foregoing correctly reflects our understanding, kindly so indicate on the enclosed copy of this letter, whereupon we will reform Exhibit A and Exhibit D for the Securities Purchase Agreement consistent herewith.

                                   Very truly yours,

                                   VWR CORPORATION

                                   By:  /s/ Jerrold B. Harris
                                   Name:  Jerrold B. Harris
                                   Title:  President and Chief Executive Officer

Accepted and Agreed to:

EM INDUSTRIES, INCORPORATED

By:  /s/ Walter W. Zywottek
Name:  Walter W. Zywottek
Title:  President and Chief Executive Officer


EM LABORATORIES, INCORPORATED

By:    /s/ Walter W. Zywottek
Name:  Walter W. Zywottek
Title:  President and Chief Executive Officer